Exhibit 99.1

SUPPLEMENTAL INDENTURE No. 6

SUPPLEMENTAL INDENTURE No. 6 (this “Supplemental Indenture”) dated as of May 31, 2024 among Maxeon Solar Technologies, Ltd. (or its successor) (the “Company”), Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), DB Trustees (Hong Kong) Limited, as collateral trustee (the “Collateral Trustee”) and Rizal Commercial Banking Corporation–Trust and Investments Group, as supplemental collateral trustee (the “Supplemental Collateral Trustee”) under the indenture referred to below.

WHEREAS the Company (or its successor) has heretofore executed and delivered to the Trustee and the Collateral Trustee an indenture dated as of August 17, 2022 (as amended by (a) that certain Supplemental Indenture No. 1, dated September 30, 2022, by and among the Company, the Trustee and the Collateral Trustee, (b) that certain Supplemental Indenture No. 2, dated October 14, 2022, by and among the Company, SunPower Systems Sàrl, the Trustee and the Collateral Trustee, (c) that certain Supplemental Indenture No. 3, dated October 14, 2022, by and among the Company, SunPower Philippines Manufacturing Ltd., the Trustee, the Collateral Trustee and the Supplemental Collateral Trustee named therein, (d) that certain Supplemental Indenture No. 4, dated November 13, 2023, by and among the Company, the Trustee and the Collateral Trustee, and (e) that certain Supplemental Indenture No. 5, dated January 30, 2024, by and among the Company and the Trustee and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Indenture”), providing for the issuance of the Company’s 7.50% Convertible First Lien Senior Secured Notes (the “Notes”), initially in an aggregate principal amount of $207,000,000;

WHEREAS the Indenture provides that, pursuant to Section 8.02 of the Indenture, the Company, the Trustee and the Collateral Trustee may, subject to Sections 8.01, 8.03, 7.05 and 7.08 of the Indenture and clauses (i) to (x) of Section 8.02(A) of the Indenture, amend or supplement any provision of the Indenture with the consent of the Holders of a majority in aggregate principal amount of the Notes then outstanding;

WHEREAS pursuant to an Acknowledgement Letter to a Letter of Consent, dated May 31, 2024, Zhonghuan Singapore Investment and Development Pte. Ltd., in its capacity as the Holder of $207,000,000 principal amount of the Notes, representing 100% of the outstanding principal amount of the Notes, consents to the execution and delivery of this Supplemental Indenture and the amendments to the Indenture set forth herein; and

WHEREAS pursuant to Section 8.02 of the Indenture, the Trustee and the Company are authorized to execute and deliver this Supplemental Indenture;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders (as defined in the Indenture) as follows:

1. Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

2. Amendments to the Indenture. The Indenture shall be amended as follows, with additions shown in double-underline and deletions shown in ~~strikethrough~~.

(a).	Section 1.01 (Definitions).

(i).	The following definitions shall be added to Section 1.01 (Definitions):

“Additional Collateral” means the collateral of the Company Indenture Parties located in the US as specified in the Additional Security Documents.

“Additional Notes” means $25,000,000 principal amount of the Notes, to be issued in certificated form, which, for the avoidance of doubt, have the same terms and conditions as the Initial Notes (including the benefit of the Subsidiary Guarantees and the Collateral) in all respects except for the issue date, issue price, the date of the first payment of interest.

“Additional Security Documents” means (i) the New York law governed Security Agreement to be entered into among the Company Indenture Parties and the Collateral Trustee; and (ii) the New York law governed Intellectual Property Security Agreement to be executed by Maxeon Solar Pte. Ltd. in favour of the Collateral Trustee.

“Security Documents” means all security and/or other collateral documents that create or purport to create a Lien in favor of the Collateral Trustee for the benefit of Holders, the Trustee and the Collateral Trustee and entered into in connection with the Indenture and the Notes (including the Post-Closing Security Documents and the Additional Security Documents), as amended, restated, modified and/or supplemented in accordance with the provisions hereof.

“Swiss Guarantee Condition” means the receipt of a written confirmation (e.g., a countersigned tax ruling) from the Swiss Federal Tax Administration to SunPower Systems Sàrl (or its legal advisor) confirming that the use of proceeds of the Additional Notes is permitted, in each case without payments in respect of the Additional Notes becoming subject to withholding or deduction for Swiss withholding tax as a consequence of such use of proceeds in Switzerland.

(ii).	The definition of “Notes” shall be amended and restated in its entirety as follows:

“Notes” means (i) the Initial Notes, (ii) following the issuance of the Additional Notes pursuant to the terms of this Indenture, the Additional Notes, and (iii) the PIK Notes, treated as a single class.

(b).	Section 2.03 (Initial Notes and PIK Notes). Section 2.03 (Initial Notes and PIK Notes) shall be amended and restated in its entirety as follows:

Section 2.03. Initial Notes, Additional Notes and Pik Notes

(A) Initial Notes. On the Issue Date, there will be originally issued two hundred and seven million dollars ($207,000,000) aggregate principal amount of Notes, subject to the provisions of this Indenture (including Section 2.02). Notes issued pursuant to this Section 2.03(A), and any Notes issued in exchange therefor or in substitution thereof, are referred to in this Indenture as the “Initial Notes.”

(B) At any time and from time to time after the execution and delivery of this Indenture and in accordance with the terms of this Indenture, the Company may (a) deliver the Additional Notes executed by the Company to the Trustee for authentication, or (b) deliver PIK Notes executed by the Company to the Trustee for authentication, in each case together with a written order of the Company in the form of an Officers’ Certificate for the authentication and delivery of such Additional Notes or PIK Notes, as ~~applicable~~ the case may be, and the Trustee in accordance with such written order of the Company shall authenticate and deliver such Notes. The Additional Notes shall have the same terms and conditions as the Initial Notes (including the benefit of the Subsidiary Guarantees, except for the Subsidiary Guarantee of SunPower Systems Sàrl with respect to the Additional Notes shall not become effective until the date that Swiss Guarantee Condition is satisfied, or waived by the Collateral Trustee, and the Collateral) in all respects except for the issue date, issue price and the date of the first payment of interest, and upon issuance, the Additional Notes shall be consolidated with and form a single class with the previously outstanding Notes and vote together as one class on all matters with respect to the Notes.

(c).	Section 2.05(D)(i) (Issuance of PIK Notes; Notice of PIK Interest; and Interest Payable in Ordinary Shares). Section 2.05(D)(i) (Issuance of PIK Notes; Notice of PIK Interest; and Interest Payable in Ordinary Shares) shall be amended and restated in its entirety as follows:

(i)	For the initial 3.5% of the total 7.5% interest payable on an Interest Payment Date, interest will be payable solely in cash. The remaining 4.0% of interest payable on such Interest Payment Date may be paid, at the Company’s election, (a) in cash, (b) by increasing the principal amount of the outstanding Notes or if, and in the limited circumstances where, the Notes are no longer held in global form, by issuing Notes (“PIK Notes”) (rounded up to the nearest $1.00) under this Indenture, having the same terms and conditions as the Notes (“PIK Interest”) (in each case, a “PIK Payment”) at a rate of 7.5% per annum, or; (c) if the Equity Payment Conditions are met, in Ordinary Shares, or (d) a combination of any two or more of the forms of payment set forth in sub-clauses (a), (b) and (c) above. The value of Ordinary Shares issued to pay any interest on Physical Notes and Global Notes, if the Company elects to make payment of such interest in Ordinary Shares, will be the simple average of the Daily VWAP for the 10 consecutive Trading Days ending on, and including, the Trading Day immediately preceding the relevant Interest Payment Date (the “Averaging Period”) as set forth in an Officers’ Certificate and delivered to the Trustee and Paying Agent. ~~The Company may only elect to make payment of interest in Ordinary Shares if such Ordinary Shares are not subject to restrictions on transfer under the Securities Act, whether based on an effective registration statement covering such shares or on an applicable exemption from such registration requirement for resale thereof.~~

(d).	Section 11.05 (Release of Collateral). Section 11.05(A) (Release of Collateral) shall be amended and restated in its entirety as follows:

(A) The Liens securing the Obligations on the applicable Collateral shall be automatically terminated and released without further action by any party (other than satisfaction of any requirements in the Security Documents, if any), in whole or in part, as the case may be: (i) upon any Disposition of any portion of Collateral in accordance with a Disposition permitted under the terms of any Indenture Document (other than a Disposition to a Company Indenture Party); (ii) upon the full and final payment and performance of all Obligations of the Company Indenture Parties under the Indenture Documents or the satisfaction and discharge of this Indenture and the other Indenture Documents in accordance with Article 9; (iii) as described under Section 8.03; ~~or~~ (iv) if the Collateral is owned by a Guarantor, upon release of such Guarantor from the Guarantee Obligations in accordance with the provisions hereof; or (v) with respect to the Additional Collateral, immediately upon the repayment, repurchase, redemption or retirement of Notes in an aggregate principal amount of no less than $62,500,000. Notwithstanding anything to the contrary in the Indenture, the Company may, from time to time, repurchase the Notes in an aggregate principal of no less than $62,500,000.

3. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder shall be bound hereby.

4. Governing Law. THIS SUPPLEMENTAL INDENTURE AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS SUPPLEMENTAL INDENTURE, IS GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

5. Trustee and Collateral Trustee Make No Representation. Each of the Trustee and the Collateral Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto.

6. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

7. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction thereof.

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IN WITNESS WHEREOF, the parties hereto have caused this supplemental Indenture to be duly executed as of the date first above written.

MAXEON SOLAR TECHNOLOGIES, LTD.

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title	Authorized Signatory

SUNPOWER CORPORATION LIMITED, as a Guarantor

By:	/s/ Peter Aschenbrenner
Name:	Peter Aschenbrenner
Title	Director

SUNPOWER ENERGY CORPORATION LIMITED, as a Guarantor

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title	Director

SUNPOWER SYSTEMS INTERNATIONAL LIMITED, as a Guarantor

By:	/s/ Peter Aschenbrenner
Name:	Peter Aschenbrenner
Title	Director

[Signature Page to Supplemental Indenture for Additional 1L Notes (Bridge)]

SUNPOWER MANUFACTURING CORPORATION LIMITED, as a Guarantor

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title	Director

MAXEON ROOSTER HOLDCO, LTD., as a Guarantor

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title	Director

MAXEON SOLAR PTE. LTD., as a Guarantor

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title	Director

SUNPOWER BERMUDA HOLDINGS, as a Guarantor

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title	Director

SUNPOWER TECHNOLOGY LTD., as a Guarantor

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title	Authorized Signatory

[Signature Page to Supplemental Indenture for Additional 1L Notes (Bridge)]

SUNPOWER PHILIPPINES MANUFACTURING LTD., as a Guarantor

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Authorized Signatory

ROOSTER BERMUDA DRE, LLC, as a Guarantor

By:	Maxeon Rooster HoldCo, Ltd., its sole member

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Authorized Signatory

SUNPOWER SYSTEMS SÀRL, as a Guarantor

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Authorized Signatory

[Signature Page to Supplemental Indenture for Additional 1L Notes (Bridge)]

DEUTSCHE BANK TRUST COMPANY AMERICAS, AS TRUSTEE, REGISTRAR, PAYING AGENT, CONVERSION AGENT

By:	/s/ Carol Ng
Name:	Carol Ng
Title:	Vice President

By:	/s/ Sebastian Hindalgo
Name:	Sebastian Hindalgo
Title:	Assistant Vice President

[Signature Page to Supplemental Indenture No. 6]

DB TRUSTEES (HONG KONG) LIMITED, AS COLLATERAL TRUSTEE

By:	/s/ LAU, Tung Tung Christy
Name:	LAU, Tung Tung Christy
Title:	Authorised Signatory

By:	/s/ Yu, Howard Hao-Jan
Name:	Yu, Howard Hao-Jan
Title:	Authorised Signatory

[Signature Page to Supplemental Indenture No. 6]